UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  January 2004           File No.    0-49917

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

News Release dated January 20, 2004

2.

Press Release dated February 24, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

        No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  February 25, 2004                              Signed:   /s/ Brian D. Fairbank

                 Brian D. Fairbank,

                                                                                       President and CEO

Nevada Geothermal Power Inc.

Domenic Falcone Rejoins Board of Directors

TSX Venture Exchange – “NGP”

OTCBB – “NGLPF”

U.S. 12G 3-2(B) - #4386                                                                                January 20th, 2004

Vancouver, B.C. - Brian D. Fairbank, President and CEO, is pleased to announced that Domenic J. Falcone of New Hope, Pennsylvania was elected to the Board of Directors of Nevada Geothermal Power Inc. at the Annual General Meeting held on January 14, 2004.

Mr. Falcone has an extensive background in geothermal project finance, acquisitions and business development and a broad knowledge of the independent power and energy industries. From 1971- 1987, Mr. Falcone was a founder and Senior Vice President - Finance of Geothermal Resources International, Inc. (GRI), a pioneering geothermal company which successfully developed several geothermal power plants in California and played a significant role in building a viable U.S. geothermal industry. As President and Principal of Domenic J. Falcone Associates, Inc. from 1987 to 1991 and the Creston Financial Group, Inc. from 1991 to 1997, he participated in financings for resource and power development projects in excess of $200 million. More recently, he has been Chief Financial Officer and Vice President of PG&E Energy Services, Corp., of San Francisco during its start up phase, COO and CFO of NuVant Systems, a California developer of fuel cell technology, and National Industry Director – Energy, CBIZ Valuation Group, an international management firm specializing in valuations, mergers and acquisitions. Mr. Falcone has recently reestablished an independent financial consultancy.

Mr. Falcone has been a long-standing member of the Geothermal Resource Council, one of the world’s premier geothermal associations, from which he received the Joseph W. Aidlin Award in 1991 recognizing his outstanding contribution to the development of geothermal resources.

Prior to the Annual Meeting Michael Marchand agreed to step aside from his position on the Board in order to maintain a six-member board. The company would like to recognize and thank Mr. Marchand for his contributions during his eight years of service including his assistance in “taking the company public” on the former Alberta Stock Exchange.

In his remarks at the AGM, Mr. Fairbank stated, “the stage is set for a banner year in NGP’s geothermal program in Nevada. Last year, we successfully acquired 100% direct ownership of the Blue Mountain Geothermal Project, doubled the size of the leased holdings to 12 square miles, and continued to enjoy support from the U.S. Department of Energy under a new contact signed in October 2003. Meanwhile, Nevada opened its electricity market to independent power producers, implemented a renewable energy portfolio standard that will triple Nevada’s current 200 MW geothermal power output by 2013, and put in place a Renewable Energy Credit (REC) trading system to enable all companies to meet the new renewable standards. Nevada’s rejuvenated gold mining companies have had their power costs doubled by the regional utilities and are intensely focused on identifying new supplies of energy. Geothermal power will be a major part of the solution to power shortages in Northern Nevada. NGP will participate in this active renewable power market. In 2004, we will advance the Blue Mountain Project toward feasibility by completing up to three more reservoir test wells and working with large energy consumers to obtain a suitable power contract. We expect to acquire additional geothermal projects in anticipation of a strong decade of growth.”

NGP is an alternative energy company with a mandate to develop geothermal projects in the Western United States (Nevada) providing electrical energy that is clean, efficient and sustainable. NGP holds an undivided 100% interest in 12 square-miles of geothermal leases at the Blue Mountain Geothermal Project where it plans to develop a 30MW generating plant.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Dale Paruk

Coal Harbor Communications

Telephone: 604-699-8620

Toll Free: 866-405-3954

Email: info@coal-harbor.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc. Telephone: 604-633-1822 Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects,"

"plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Power Inc. Acquires Nevada Geothermal Leases from Newmont

Trading Symbol: NGP, TSX Venture Exchange

February 24, 2004 NGLPF, OTC-BB

Vancouver, B.C. – Nevada Geothermal Power Inc. (“NGP”) announced today that it has signed a Geothermal Lease Agreement with Newmont USA Limited, d.b.a. Newmont Mining Corporation (NYSE: NEM) (hereafter “Newmont”), covering five square miles of highly prospective geothermal lands located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. NGP has filed lease applications on an additional three sections federal land for total leasehold of eight square miles (5120 acres).

The Newmont lease grants NGP the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. NGP will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. NGP will pay royalties from any geothermal production of:

•

3½% of gross proceeds from electrical power sales (less taxes and transmission costs),

•

5% of the gross proceeds of a sale of any substances in an arm’s length transaction

•

2% of the gross proceeds from the sale of or manufacture there-from of bi-products,

•

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)

•

Substances or electrical power used by NGP for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

A near-boiling hot spring system occurs on the newly acquired leases. The chemistry of several hot springs, which occur along a one-mile interval of a prominent fault, predicts deeper geothermal source-water temperatures of about 170°C or 340°F. Geothermal fluids at 170°C are currently used to produce electricity on a commercial basis at other locations in Nevada such as Steamboat, Brady’s Hot Springs, Beowawe, and Desert Peak.

.Nevada’s geothermal output is expected to increase significantly in the next decade to meet burgeoning demand for cheaper power and to comply with renewable portfolio legislation requiring the percentage of renewable electricity produced in the State to increase from a current 5% to 15% in ten years.

NGP is an alternative energy company with a mandate to develop geothermal projects in the Western United States (Nevada) providing electrical energy that is clean, efficient and sustainable. NGP holds an undivided 100% interest in 12 square-miles of geothermal leases at the Blue Mountain Geothermal Project where it plans to develop a 30MW generating plant.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Dale Paruk

Coal Harbor Communications

Telephone: 604-699-8620

Toll Free: 866-405-3954

Email: info@coal-harbor.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc. Telephone: 604-633-1822 Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.